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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 29 2013
Washington DC
404

SEC FILE NUMBER
8- 66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Terribile 860-767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley P.C
(Name – *if individual, state last, first, middle name*)

147 Charter Oak Ave (Address) Hartford (City) CT (State) 06106-5100 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 4/19

OATH OR AFFIRMATION

I, William J Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY J. PISCOTTANO
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2017

Signature

Fin Op
Title

Nancy J Piscottano
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(n) INCLUDED IN LETTER FROM CPA FIRM TO MR TERRIBILE STATING NO MATERIAL INADEQUACIES EXISTED

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 25, 2013

To the Board of Directors, Essex Financial Services, Inc. and
the Audit Committee, Essex Savings Bank
Essex, Connecticut

Dear Members:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the "Company") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses.

Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weakness may exist that have not been identified.

Other Matters
As a result of recent changes in management, and growth experienced by the Company, it appears that the Company's accounting needs have exceeded its capabilities. There were several audit adjustments recorded as a result of our audit procedures which cause our concern. While the audit adjustments were not material in the aggregate, they demonstrate a lack of sufficient knowledge over accounting and financial reporting within the Company. We recommend that the structure of the finance area be reviewed for proper staffing and oversight.

* * * * *

This communication is intended solely for the information and use of the Board of Directors and management of Essex Financial Services, Inc. and of Essex Savings Bank, and their respective federal and State of Connecticut Regulatory Agencies. Should you have any questions about this letter, or any other matter, please contact us at your convenience.

Very truly yours,

Whittlesey & Hadley, P.C.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 25, 2013

To the Board of Directors, Essex Financial Services, Inc. and
the Audit Committee, Essex Savings Bank
Essex, Connecticut

We have audited the financial statements of Essex Financial Services, Inc. (the "Company"), for the year ended September 30, 2013, and have issued our report thereon dated November 25, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated February 18, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Auditor Independence

Whittlesey & Hadley, P.C. has no relationships with Essex Financial Services, Inc. that would impact our independence.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 3 to the financial statements. No new significant accounting policies were adopted and the application of existing policies was not changed during the year ended September 30, 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper periods.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements are those relating to accrued commission income, deferred taxes, and the useful lives of depreciable assets.

The financial statement disclosures are neutral, consistent and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. The misstatements detected as a result of audit procedures, and corrected by management, were not material in the aggregate to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting or auditing matter, whether or not resolved to our satisfaction that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated November 25, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with Rule 17a-5 of the Securities Exchange Act of 1934, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

* * * * *

This information is intended solely for the use of the Board of Directors and management of Essex Financial Services, Inc. and of Essex Savings Bank, their respective federal and State of Connecticut regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Whittlesey & Hadley, P.C.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 25, 2013

To the Board of Directors, Essex Financial Services, Inc. and
the Audit Committee, Essex Savings Bank
Essex, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Essex Financial Services, Inc. (the "Company"), as of and for the year ended September 30, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of Essex Financial Services, Inc. and of Essex Savings Bank, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies, that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Whittlesey & Hadley, P.C.

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 25, 2013

Mr. William J. Terribile, Jr., Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2013, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were two audit adjustments recorded for the year ended September 30, 2013. There were no significant unbooked adjustments. The adjustments were not material individually or in the aggregate (approximately $12,000 net), and related to unrecorded severance compensation and rebated fees to clients. These were both unusual transactions for the year.

The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2013, and includes the audit adjustments discussed above as well as the adjustments discussed below.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2013 quarter prior to its accountants preparing and providing to the Company the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to our audit of the financial statements.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Barbara J. Snyder, CPA

Barbara J. Snyder, CPA
Partner
Whittlesey & Hadley, P.C.

EssexFinancialServices

Financial Statements

For Regulatory Filing

September 30, 2013

WHITTLESEY & HADLEY, P.C.
Certified Public Accountants/Consultants

"Advisors to Successful People"

EssexFinancialServices

Financial Statements

For Regulatory Filing

September 30, 2013

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank
Essex, Connecticut

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. as of September 30, 2013 and 2012 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Essex Financial Services, Inc. as of September 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 25, 2013

Statements of Financial Condition

September 30, 2013 and 2012

	2013	2012
ASSETS		
Cash	$ 2,164,777	$ 1,831,773
Marketable securities, at fair value	19,195	41,123
Receivables from brokers or dealers	90,848	60,405
Other income receivable	407,638	432,956
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $647,920 and $607,487 at September 30, 2013 and 2012, respectively	373,280	278,395
Other assets	761,685	545,744
Total assets	$ 3,817,423	$ 3,190,396
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 913,540	$ 959,169
Deferred revenue	929,922	892,360
Other liabilities	296,302	121,517
Total liabilities	2,139,764	1,973,046
Stockholders' equity		
Common Stock - 5,000 Shares Authorized, 1,000 Shares Issued and Outstanding No Par Value	502,000	502,000
Retained earnings	1,175,659	715,350
Total stockholders' equity	1,677,659	1,217,350
Total liabilities and stockholders' equity	$ 3,817,423	$ 3,190,396

The accompanying notes are an integral part of the financial statements.

Statements of Income

For the years ended September 30, 2013 and 2012

	2013	2012
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 429,445	$ 423,696
Commissions from other securities	85,425	57,404
Revenue from sales of investment company shares	911,562	1,136,222
Fees for account supervision, investment advisory and administrative services	16,601,620	14,345,979
Other income	657,191	734,219
Total commission and other income	18,685,243	16,697,520
Expenses		
Salaries and employment costs for stockholder officer	852,848	832,925
Other employee compensation and benefits	11,185,041	9,824,597
Regulatory fees and expenses	148,519	177,897
Other expenses	5,129,079	4,481,515
Total expenses	17,315,487	15,316,934
Income before provision for federal income tax expense	1,369,756	1,380,586
Provision for federal income tax expense	450,484	491,198
Net Income	$ 919,272	$ 889,388

The accompanying notes are an integral part of the financial statements.

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2013 and 2012

	Common stock	Retained earnings	Total stockholders' equity
Balance at September 30, 2011	$ 502,000	$ 1,062,705	$ 1,564,705
Net income	-	889,388	889,388
Dividends paid	-	(1,236,743)	(1,236,743)
Balance at September 30, 2012	502,000	715,350	1,217,350
Net income	-	919,272	919,272
Dividends paid	-	(458,963)	(458,963)
Balance at September 30, 2013	$ 502,000	$ 1,175,659	$ 1,677,659

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flows

For the years ended September 30, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net income	$ 919,272	$ 889,388
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	65,983	79,908
Change in deferred income taxes	(9,200)	(6,800)
Net change in:		
Fair value of marketable securities	424	(739)
Receivables from brokers or dealers	(30,443)	3,482
Other income receivable	25,318	60,599
Other assets	(215,941)	(140,416)
Accrued expenses	(45,629)	(44,147)
Deferred revenue	37,562	128,075
Other liabilities	183,985	14,988
Net cash provided by operating activities	931,331	984,338
Cash flows from investing activities		
Redemption (purchase) of marketable securities, net	21,504	(40,384)
Purchase of furniture, equipment and leasehold improvements	(160,868)	(58,273)
Net cash used by investing activities	(139,364)	(98,657)
Cash flows from financing activities		
Dividends paid	(458,963)	(1,236,743)
Net cash used by financing activities	(458,963)	(1,236,743)
Increase (decrease) in cash and cash equivalents	333,004	(351,062)
Cash and cash equivalents at beginning of period	1,831,773	2,182,835
Cash and cash equivalents at end of period	$ 2,164,777	$ 1,831,773
Supplemental disclosures		
Cash paid during the year for:		
Interest expense	$ -	$ -
Income taxes	682,811	665,155

The accompanying notes are an integral part of the financial statements.

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (SEC) and the Financial and Operational Combined Uniform Single (FOCUS) Report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through November 25, 2013, the date upon which the Company's financial statements were available to be issued. No subsequent events were identified which require recognition or disclosure in the financial statements.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash at September 30, 2013 is approximately $116,000 held at Pershing, the Company's clearing agent, $100,000 of which is a clearing deposit required to be held as a condition of its contract.

Marketable Securities

The Company's marketable securities are classified as trading securities and are stated at fair value, with unrealized gains and losses included in earnings. Fair value is determined by applying the valuation framework specified by GAAP. Gains and losses on sales of securities are recognized at the trade date on a specific identification basis

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective assets, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2013 and 2012 of $65,983and $79,908 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to make a determination of an inventory of tax positions (Federal and State) for which the sustainability of the position, based upon the technical merits, is uncertain. The Company regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Company recognizes the full benefit associated with the tax position. Additionally, interest and penalties related to uncertain tax positions are included as a component of income tax expense.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $28,552 and $21,956 for the year ended September 30, 2013 and 2012, respectively.

4. Financial Instruments

Cash and cash equivalents and marketable securities classified as trading securities are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

5. Marketable Securities

Securities owned consisted of the following as of September 30, 2013 and 2012:

	2013	2012
Marketable securities at fair value:		
Mutual funds	$ 19,195	$ 41,123

6. Fair Value Measurements

The Company records certain financial instruments at fair value in accordance with GAAP, which defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company's only financial instrument measured at fair value is marketable securities. The fair value of these securities was determined using quoted prices in an active market, and is classified within Level 1 of the valuation hierarchy.

The following table details the financial instruments measured at fair value on a recurring basis as and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value at September 30, 2013 and 2012:

	Marketable Securities	
	2013	2012
Level 1 - Quoted prices in active markets for identical assets	$ 19,195	$ 41,123
Level 2 - Significant observable inputs	-	-
Level 3 - Significant unobservable inputs	-	-

The Company had no financial instruments measured at fair value on a nonrecurring basis on September 30, 2013 and 2012.

7. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2013, the Company's regulatory net capital was $373,797, which exceeded required net capital by $235,126. Aggregate indebtedness was $2,080,064, resulting in a ratio of aggregate indebtedness to net capital of approximately 5.6 to 1.0.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the SEC's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

8. Operating Leases

The Company leases a motor vehicle and office equipment under operating leases. At September 30, 2013, the future minimum lease payments under these leases were as follows:

		Amount
Year ending September 30,	2014	$ 47,167
	2015	40,716
	2016	19,374
	2017	13,109
	2018	9,832
Total minimum lease payments		$ 130,198

9. Rent

The Company entered into a ten year lease agreement in 1998 to rent its primary office space from Rafal Family Limited Liability Company, a related party. On June 1, 2013, the Company exercised its second five year renewal option. The revised lease calls for an annual fixed rent of $193,968 plus real estate taxes, and common area charges assessed against the premises. The Company has one remaining renewal option with a term of five years.

The Company entered into a lease agreement commencing December 1, 2009 to rent additional office space in Essex, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $50,040 plus normal costs associated with a triple net lease arrangement. In addition, the Company will pay an additional sum of $3,192 per month to fit out the premises. The initial term of the lease is 42 months, with renewal options for two additional five year periods. During this fiscal year, the Company exercised its first five year renewal option.

On January 1, 2010, the Company entered into a lease agreement for office space in Madison, Connecticut from Essex Savings Bank, a related party. The lease calls for an annual fixed rent of $44,013 plus normal costs associated with a triple net lease arrangement. The initial term of the lease is five years, with a renewal option for one additional five year period.

At September 30, 2013, future minimum rental payments called for under the leases were as follows:

		Amount
Year ending September 30,	2014	$ 326,320
	2015	293,311
	2016	282,308
	2017	282,308
	2018	94,103
Total minimum rental payments		$ 1,278,350

Rent expense for the year ended September 30, 2013 and 2012 was $364,295 and $379,156, respectively.

10. Income Taxes

The provision for income tax expense (benefit) for the years ended September 30, 2013 and 2012 consisted of the following components:

	Current	Deferred	Total
September 30, 2013			
Federal income tax expense (benefit)	$ 457,184	$ (6,700)	$ 450,484
State income tax expense (benefit)	97,241	(2,500)	94,741
Provision for income tax expense (benefit)	$ 554,425	$ (9,200)	$ 545,225
September 30, 2012			
Federal income tax expense (benefit)	$ 496,698	$ (5,500)	$ 491,198
State income tax expense (benefit)	110,813	(1,300)	109,513
Provision for income tax expense (benefit)	$ 607,511	$ (6,800)	$ 600,711

The Company's deferred tax liability at September 30, 2013 and 2012 was as follows:

	2013	2012
Depreciation expense	$ (59,700)	$ (68,900)
Deferred tax liability	$ (59,700)	$ (68,900)

Management regularly analyzes their tax positions and at September 30, 2013, does not believe that the Company has taken any tax positions where future deductibility is not certain. As of September 30, 2013, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2009 through 2012.

11. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the years ended September 30, 2013 and 2012 were $222,006 and $218,811, respectively.

12. Concentrations of Credit Risk

The Company primarily maintains its cash in local financial institutions. The balances are generally insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At September 30, 2013, uninsured cash balances approximated $715,000. The Company does not anticipate any loss as a result.

The Company also maintains cash equivalents, consisting of money funds, which are not insured under Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and Lloyd's. At September 30, 2013, the money funds balances were approximately $199,000, and were fully insured up to $250,000.

13. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the years ended September 30, 2013 and 2012.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2013

		September 30, 2013
Computation of Net Capital:		
Total stockholders' equity		$ 1,677,659
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 373,280	
Commissions receivable - 12B-1 fees	164,115	
Other assets	765,411	
Total non-allowable assets		1,302,806
Net capital before haircuts on securities positions		374,853
Haircuts on securities - other securities		(1,056)
Net capital		$ 373,797
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 2,080,064
Total aggregate indebtedness		$ 2,080,064
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 138,671
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 138,671
Excess net capital		$ 235,126
Net capital less greater of 10% of aggregate indebtedness, or 120% of defined minimum dollar net capital requirement		$ 165,791
Ratio of aggregated indebtedness to net capital		5.56
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2013:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 812,085
Closing adjustments, identifed after initial filing	$ (450,376)	
Audit adjustments	12,088	
		(438,288)
Net capital		$ 373,797

WHITTLESEY & HADLEY, P.C.
147 Charter Oak Avenue
Hartford, CT 06106
860.522.3111